UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Materialise NV

(Name of Issuer)

Ordinary Shares, no nominal value per share

(Title of Class of Securities)

57667T100

(CUSIP Number)

Wilfried Vancraen

Technologielaan 15

3001 Leuven

Belgium

+32 (16) 39 66 11

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

November 16, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 57667T100

1.	NAME OF REPORTING PERSONS Wilfried Vancraen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,358,299
	8.	SHARED VOTING POWER 27,476,976
	9.	SOLE DISPOSITIVE POWER 5,358,299
	10.	SHARED DISPOSITIVE POWER 27,476,976

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,835,275
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.71%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 54,082,875 ordinary shares of Materialise NV outstanding as of November 19, 2020.

CUSIP No. 57667T100

1.	NAME OF REPORTING PERSONS Hilde Ingelaere
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 304,635
	8.	SHARED VOTING POWER 32,530,640
	9.	SOLE DISPOSITIVE POWER 304,635
	10.	SHARED DISPOSITIVE POWER 32,530,640

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,835,275
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.71%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 54,082,875 ordinary shares of Materialise NV outstanding as of November 19, 2020.

CUSIP No. 57667T100

1.	NAME OF REPORTING PERSONS Ailanthus NV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 13,428,688
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 13,428,688
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,428,688
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.83%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 54,082,875 ordinary shares of Materialise NV outstanding as of November 19, 2020.

CUSIP No. 57667T100

1.	NAME OF REPORTING PERSONS Idem
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 13,743,653
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 13,743,653
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,653
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.41%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 54,082,875 ordinary shares of Materialise NV outstanding as of November 19, 2020.

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) is filed jointly by (i) Wilfried Vancraen, (ii) Hilde Ingelaere, (iii) Ailanthus NV and (iv) Idem (collectively the “Reporting Persons”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 10, 2014 relating to the ordinary shares, no nominal value per share (the “Shares”), of Materialise NV, a limited liability company (naamloze vennootschap) organized and existing under the laws of the Kingdom of Belgium (the “Issuer”). The Schedule 13D was originally filed as a result of a recapitalization of the Issuer that occurred in connection with the closing of its initial public offering of American Depositary Shares on June 30, 2014, which recapitalization resulted in the Reporting Persons receiving certain Shares. Unless otherwise stated, information in this Amendment is provided as of November 19, 2020.

Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

The third paragraph under Item 2 of the Schedule 13D is hereby amended and restated as follows:

Hilde Ingelaere serves Executive Vice President of the Issuer and is a Belgian citizen.

ITEM 4. PURPOSE OF TRANSACTION

The third paragraph under Item 4 of the Schedule 13D is hereby amended and restated by replacing such paragraph with the following five paragraphs:

At the request of Ailanthus NV (“Ailanthus”), of Mr. Vancraen and of Ms. Ingelaere, the board of directors of the Issuer filed on November 16, 2020 with the court registrar in Belgium a proposal to merge Ailanthus into the Issuer. The merger proposal was reviewed by the audit committee and approved by the board of directors of the Issuer, with Ms. Ingelaere, Mr. Vancraen and Sander Vancraen not participating in the deliberations. The closing of the merger is subject to the Belgian tax authorities providing a positive ruling on the tax neutrality of the transaction, which is expected to be received before year end 2020. The merger is also subject to approval by an extraordinary shareholders’ meeting of the Issuer, which is expected to take place in the last week of December 2020.

At the time of the merger, Ailanthus will have no assets or liabilities other than 13,428,688 Shares. Upon consummation of the merger, Mr. Vancraen and Ms. Ingelaere will receive, in their capacity of shareholders of Ailanthus, 13,428,688 new Shares (with the same rights and obligations as the other outstanding Shares). Immediately following the merger, the Issuer will annul the 13,428,688 Shares that it will have acquired in the merger. As a result, the same amount of Shares will be outstanding after the merger as before the transaction. Also, no other changes will be made to the organizational documents of the Issuer in connection with the merger and all existing Shares (other than the Shares formerly held by Ailanthus that will be annulled by the Issuer) will remain outstanding with the same rights that currently apply.

This transaction constitutes part of the restructuring of the family assets held by the family Vancraen-Ingelaere. Mr. Vancraen and Ms. Ingelaere have issued explicit directions that the proposed transaction should be neutral for the Issuer and its shareholders, and have agreed to compensate the Issuer for any adverse effects (including reimbursement of all expenses incurred in connection with the transaction).

The foregoing description of the terms of proposed merger is intended as a summary only and is qualified in its entirety by reference to the proposal for the merger that was filed with the court registrar in Belgium, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Other than as described in this Item 4 or Item 6 of the Schedule 13D, none of the Reporting Persons have any plan or proposal relating to or that would result in:

(a)	the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j)	any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) (b)

Entity	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership		Percentage of Class(1)
Wilfried Vancraen(2)	5,358,299		5,358,299	27,476,976	5,358,299	27,476,976	32,835,275		60.71%
Hilde Ingelaere(3)	304,635		304,635	32,530,640	304,635	32,530,640	32,835,275		60.71%
Ailanthus NV(4)	13,428,688		13,428,688	—	13,428,688	—	13,428,688		24.83%
Idem(5)	13,743,653	(6)	13,743,653	—	13,743,653	—	13,743,653	(6)	25.41%

(1)	The percentage is calculated based upon 54,082,875 Shares outstanding as of November 19, 2020.
(2)

The Shares over which Mr. Vancraen has sole voting power and dispositive power represent the Shares held directly by Mr. Vancraen, and the Shares over which Mr. Vancraen has shared voting power and dispositive power represent the Shares held directly by each of Ms. Ingelaere, Ailanthus and Idem. Mr. Vancraen and Ms. Ingelaere, who are married, may be deemed to share voting power and dispositive power over the Shares the other owns directly.

(3)

The Shares over which Ms. Ingelaere has sole voting power and dispositive power represent the Shares held directly by Ms. Ingelaere, and the Shares of which Ms. Ingelaere has shared voting power and dispositive power represent the Shares held directly by each of Mr. Vancraen, Ailanthus and Idem. Ms. Ingelaere and Mr. Vancraen, who are married, may be deemed to share voting power and dispositive power over the Shares the other owns directly.

(4)	Ailanthus is owned and controlled by Mr. Vancraen and Ms. Ingelaere, who may be deemed to share voting power and dispositive power over these Shares.
(5)	Idem is controlled and managed by Mr. Vancraen and Ms. Ingelaere, who may be deemed to share voting power and dispositive power over these Shares.
(6)	Includes 1,722,041 American Depositary Shares, each representing one Share (“ADSs”).

(c) The following table lists all transactions in the Shares that were effected during the past sixty days by the Reporting Persons. All such transactions were effected by Idem and were sales of Shares in the form of ADSs on the open market.

ADSs Sold	Price Per ADS ($)(1)	Date of Sale
105	35.0476	11/2/2020
15,340	35.1977	11/3/2020
27,800	36.6329	11/4/2020
27,000	38.2106	11/5/2020
27,100	38.5524	11/6/2020
16,916	40.4128	11/9/2020
26,600	40.192	11/11/2020
16,160	41.1311	11/12/2020
10,100	40.2665	11/13/2020
14,153	40.6535	11/16/2020
24,985	41.1704	11/17/2020
36,000	41.6233	11/18/2020
35,700	42.7965	11/19/2020

(1) The prices reported are weighted average prices. These ADSs were sold in multiple transactions at various prices calculated into the weighted average prices set forth in the chart above. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADSs sold at each separate price calculated into the weighted average prices set forth in the chart above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The third, fourth, fifth and sixth paragraphs under Item 6 of the Schedule 13D are hereby amended and restated by replacing such paragraphs with the following three paragraphs, and the existing seventh paragraph under Item 6 of the Schedule 13D is hereby reclassified as the sixth paragraph thereunder:

Pursuant to the Issuer’s 2014 Warrant Plan, 4,545 warrants were issued and granted to Mr. Vancraen and 4,545 warrants were issued and granted to Ms. Ingelaere, which warrants are exercisable for 4,545 Shares and 4,545 Shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024. Pursuant to the Issuer’s 2015 Warrant Plan, 6,000 warrants were issued and granted to Mr. Vancraen and 6,000 warrants were issued and granted to Ms. Ingelaere, which warrants are exercisable for 6,000 Shares and 6,000 Shares, respectively, at €6.45 per share, will vest September 2021 and expire in 2025.

On September 15, 2016, the Issuer entered into a registration rights agreement with certain holders of the Issuer’s Shares, warrants and convertible bonds, including the Reporting Persons (the “Registration Rights Agreement”). In accordance with the terms of the Registration Rights Agreement, the Issuer has filed a shelf registration statement on Form F-3 to register up to 35,032,250 Shares represented by 35,032,250 ADSs to be sold by the selling shareholders from time to time, including 33,174,324 Shares of the Reporting Persons. The Reporting Persons may from time to time sell their Shares (including in the form of ADSs) in open market or privately negotiated transactions (including in transactions pursuant to the prospectus that forms a part of the shelf registration statement).

The foregoing descriptions of the terms of the Articles of Association, warrants and the Registration Rights Agreement are intended as summaries only and are qualified in their entirety by reference to the Articles of Association, the 2014 Warrant Plan, the 2015 Warrant Plan and the Registration Rights Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 7. INFORMATION TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Restated Articles of Association of the Issuer (English translation) (incorporated by reference to Exhibit 3.1 to the Issuer’s Report on Form 6-K/A (Amendment No. 1), furnished to the SEC on November 10, 2020)

Exhibit 2	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333-194982), filed with the SEC on June 12, 2014)

Exhibit 3	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-8 (Registration No. 333-197236), filed with the SEC on July 3, 2014)

Exhibit 4	2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.5 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 28, 2016)

Exhibit 5	Form of Warrant Agreement under 2015 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-8 (Registration No. 333-212445), filed with the SEC on July 8, 2016)

Exhibit 6	Registration Rights Agreement, dated September 15, 2016, among the Issuer and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Issuer’s Registration Statement on Form F-3 (Registration No. 333-213649), filed with the SEC on September 15, 2016)

Exhibit 7	Proposal for Merger by Acquisition between the Issuer and Ailanthus NV (English translation) (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 6-K, furnished to the SEC on November 17, 2020)

Exhibit 8	Joint Filing Agreement, dated July 10, 2014, among Wilfried Vancraen, Hilde Ingelaere, Ailanthus NV and Idem (previously filed)

Exhibit 9	Power of Attorney of Wilfried Vancraen, dated July 3, 2014 (previously filed)

Exhibit 10	Power of Attorney of Hilde Ingelaere, dated July 3, 2014 (previously filed)

Exhibit 11	Power of Attorney of Ailanthus NV, dated July 3, 2014 (previously filed)

Exhibit 12	Power of Attorney of Idem, dated July 3, 2014 (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2020

WILFRIED VANCRAEN

By:	/s/ Per Chilstrom, as attorney-in-fact

HILDE INGELAERE

By:	/s/ Per Chilstrom, as attorney-in-fact

AILANTHUS NV

By:	/s/ Per Chilstrom, as attorney-in-fact

IDEM

By:	/s/ Per Chilstrom, as attorney-in-fact